EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

Attn: Filing Desk - Stop 1-4

24th February, 2006.

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 23rd February 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement dated 23rd February 2006, confirming that HBOS plc has decreased its material interests in EMI Group plc Ordinary Shares of 14p each and, as at 23rd February 2006, held 39,465,973 shares, being 4.99% of the shares in issue.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary

Enc.

dlw 3/7

VIA PR NEWSWIRE DISCLOSE

ER 06/22

Company Announcements Office,
London Stock Exchange.

23rd February, 2006.

EMI GROUP PLC
<u>Holding in Company</u>

As required by Listing Rule 9.6.7, the Company advises that it has been informed by HBOS plc, in a letter dated and received by fax on 23rd February 2006, that HBOS plc and its subsidiaries have decreased their material interests in EMI Group plc Ordinary Shares of 14p each and, as at 23rd February 2006, had an interest in 39,465,973 shares, being 4.99% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

RECEIVED
2006 MAR -7 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

17th February, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 13th February 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 17th February 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 15th February 2006, held 59,710,242 shares, being 7.55% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/19

Company Announcements Office,
London Stock Exchange.

17th February, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated 15th February 2006 and received on 17th February 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as of 15th February 2006, held 59,710,242 shares, being 7.55% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

RECEIVED

2006 MAR -7 A 10:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

10th February, 2006.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 6th February 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement dated 10th February 2006 confirming that Schroder Investment Management Ltd, together with its subsidiary and affiliate companies, has decreased its interests to below 10% of the Company's issued share capital and, consequently, no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

VIA PR NEWSWIRE DISCLOSE

ER 06/17

Company Announcements Office,
London Stock Exchange.

10th February, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, EMI Group plc advises that it has been informed by Schroder Investment Management Ltd, in a letter dated 8th February 2006 and received by mail on 10th February 2006, that it has, together with its subsidiary and affiliated companies, ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each, the holding having fallen below 10% of the Company's issued share capital.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231